EXHIBIT 12

                                                         Avnet, Inc.
                                        COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                       Fiscal Year Ended                            First Quarter Ended
                                    ---------------------------------------------------------   ----------------------------
                                      June 27,     June 26,    July 2,    June 30,   June 29,   September 29,  September 28,
                                       1997        1998 (1)    1999 (2)   2000 (3)   2001 (4)       2000            2001
                                    ----------    ---------   ---------  ---------- ----------  -------------  -------------
                                                                     (Dollars in thousands)
Income (loss) from continuing
    operations before
    income taxes ...............     $327,787     $291,448    $385,140   $283,646    $87,252       $141,460       $(33,852)
Add fixed charges...............       35,618       55,408      73,555    109,186    211,621         42,438          43,931
                                     ---------    --------    --------   --------   --------       --------       ---------
Income as adjusted..............     $363,405     $346,856    $458,695   $392,832   $298,873       $183,898         $10,079
                                     ========     ========    ========   ========   ========       ========       =========

Fixed charges:
    Interest on indebtedness....      $27,268      $45,260     $62,591    $94,798   $191,895        $37,802         $38,071
    Amortization of debt                  165          252         449      1,125      4,408            530           1,530
    expense.....................
    Rents:
      Portion of rents
         representative of the
         interest factor .......        8,185        9,896      10,515     13,263     15,318          4,106           4,330
                                     --------     --------    --------   --------   --------       --------       ---------
Total fixed charges.............      $35,618      $55,408     $73,555   $109,186   $211,621        $42,438         $43,931
                                     ========     ========    ========   ========   ========       ========       =========

Ratio of earnings to fixed charges       10.2          6.3         6.2        3.6        1.4            4.3           *
                                     ========     ========    ========   ========   ========       ========       =========

Notes:

(1) Income before income taxes includes the net negative impact of $14.9 million for (a) the gain on the sale of Channel Master of $33.8 million,
     (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the anticipated loss on the sale of Avnet-owned real estate, amounting to $13.3 million, and (c) incremental special charges associated with the reorganization of EM, amounting to $35.4 million. Had such one-time items not been included, the ratio of earnings to fixed charges for the year ended June 26, 1998 would have been 6.5 on a pro forma basis.

(2) Income before income taxes includes the net gain on exiting the printed catalog business recorded in the fourth quarter of fiscal 1999 offset by special charges recorded in the first quarter associated with the reorganization of EM. The net positive effect on fiscal 1999 income before income taxes was $183.0 million. Had such one-time items not been included, the ratio of earnings to fixed charges for the year ended July 2, 1999 would have been 3.7 on a pro forma basis.

(3) Income before income taxes includes special charges amounting to $49.0 million associated with (a) the integration of Marshall Industries, Eurotronics B.V. (SEI) and the SEI Macro Group into EM, (b) the integration of JBA Computer Solutions into Computer Marketing North America, (c) the reorganization of EM Asia, (d) the reorganization of EM's European operations including costs related to the consolidation of EM's European warehousing operations, and (e) costs incurred in connection with certain litigation brought by Avnet. Had such one-time items not been included, the ratio of earnings to fixed charges for the year ended June 30, 2000 would have been 4.0 on a pro forma basis.

(4) Income before income taxes includes incremental special charges related to the acquisition and integration of Kent Electronics Corporation, which was accounted for as a pooling-of-interests, and other integration, restructuring and cost cutting initiatives taken in response to current business conditions. The special charges amounted to $327.5 million pre-tax. Had such one-time items not been included, the ratio of earnings to fixed charges for the year ended June 29, 2001 would have been 3.0 on a pro forma basis.

     * Earnings were deficient in covering fixed charges by $33.9 million for the first fiscal quarter ended September 28, 2001.